SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SEAPORT ENTERTAINMENT GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812215200

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 2,094,673
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 2,094,673
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,673
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON Pershing Square Holdco, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 2,094,673
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 2,094,673
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,673
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON Pershing Square Holdco GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 2,094,673
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 2,094,673
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,673
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON PS Holdco GP Managing Member, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 2,094,673
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 2,094,673
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,673
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q.

CUSIP No. 812215200

(1)	NAME OF REPORTING PERSON William A. Ackman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	(7)	SOLE VOTING POWER NONE
SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 2,094,673
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER NONE
WITH	(10)	SHARED DISPOSITIVE POWER 2,094,673
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,673
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%*
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Form 10-Q.

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on August 7, 2024 (the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”), (ii) Pershing Square Holdco, L.P., a Delaware limited partnership (“PS Holdco”), (iii) Pershing Square Holdco GP, LLC, a Delaware limited liability company (“PS Holdco GP”), (iv) PS Holdco GP Managing Member, LLC, a Delaware limited liability company (“ManagementCo”), and (v) William A. Ackman, a citizen of the United States of America (together with PSCM, PS Holdco, PS Holdco GP and ManagementCo, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Seaport Entertainment Group Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented by replacing the second paragraph therein with the following information:

“The Reporting Persons beneficially own an aggregate of 2,094,673 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 37.9% of the outstanding shares of Common Stock, based on 5,521,884 shares of Common Stock outstanding as of August 20, 2024, as reported in the Issuer’s Form 10-Q filed on August 22, 2024 (the “Form 10-Q”).”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 23, 2024, the Issuer distributed to holders of Common Stock transferable subscription rights (“Subscription Rights”) to purchase on a pro rata basis up to an aggregate of 7,000,000 shares of Common Stock at a cash subscription price of $25 per whole share (the “Rights Offering”). Rights holders who fully exercise their Subscription Rights shall also be entitled to subscribe, on a pro rata basis, for additional shares of Common Stock that remain unsubscribed in the Rights Offering as a result of any unexercised Subscription Rights (the “Over-Subscription Right”). The Pershing Square Affiliated Funds received one Subscription Right for every share of Common Stock that they owned on September 20, 2024, the record date for the Rights Offering, and no consideration was paid to acquire any Subscription Rights.

In anticipation of the Rights Offering, the Pershing Square Affiliated Funds entered into a standby purchase agreement (the “Standby Purchase Agreement”) with HHH and the Issuer on July 18, 2024 (as amended by the First Amendment thereto, dated as of July 23, 2024). Under the Standby Purchase Agreement, the Pershing Square Affiliated Funds agreed, severally and not jointly, (i) to exercise their pro rata Subscription Rights with respect to the Rights Offering and (ii) to purchase any and all shares that are otherwise not purchased in the Rights Offering upon the expiration thereof at the Rights Offering price up to an aggregate purchase price of $175 million.

In connection with the launch of the Rights Offering, the Pershing Square Affiliated Funds have entered into a letter agreement (the “Lockup Letter Agreement”), dated as of September 23, 2024, with Wells Fargo Securities LLC, as Dealer Manager for the Rights Offering. Under the Lockup Letter Agreement, the Pershing Square Affiliated Funds have agreed that during the period ending 180 days following the date thereof they will not directly or indirectly without the prior written consent of the Dealer Manager, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned by the Pershing Square Affiliated Funds at the date of the Lockup Letter Agreement or acquired by them in connection with the Rights Offering, nor will they enter into any agreement, arrangement or transaction that transfers any of the economic consequences of ownership thereof or any securities convertible into or exercisable or exchangeable therefor, subject in each case to customary exceptions.

The Lockup Letter Agreement is filed as Exhibit 99.5 to this Amendment No. 1 and incorporated herein by reference as if restated in full.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) As a result of the Rights Offering, the Reporting Persons beneficially own an aggregate of 2,094,673 Subscription Rights.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference as if restated in full.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.5	Lockup Letter Agreement, dated as of September 23, 2024, from PSH, PSLP and PSI to Wells Fargo Securities, LLC, as Dealer Manager for the Rights Offering.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO, L.P.
By: Pershing Square Holdco GP, LLC, its General Partner

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO GP, LLC

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

PS HOLDCO GP MANAGING MEMBER, LLC

By /s/ William A. Ackman
William A. Ackman
Authorized Signatory

/s/ William A. Ackman
WILLIAM A. ACKMAN

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 7, 2024, among PSCM, PS Holdco, PS Holdco GP, ManagementCo and William A. Ackman.*

Exhibit 99.2	Standby Purchase Agreement, dated as of July 18, 2024, among HHH, Issuer, PSH, PSLP and PSI.*

Exhibit 99.3	First Amendment to Standby Purchase Agreement, dated as of July 23, 2024, among HHH, Issuer, PSH, PSLP and PSI.*

Exhibit 99.4	Form of Investor Rights Agreement among PSH, PSLP, PSI, Issuer and the other parties thereto from time to time.*

Exhibit 99.5	Lockup Letter Agreement, dated as of September 23, 2024, from PSH, PSLP and PSI to Wells Fargo Securities, LLC, as Dealer Manager for the Rights Offering.

* Previously Filed

SCHEDULE I

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

William A. Ackman	Chairman and Chief Executive Officer of Pershing Square Capital Management, L.P.

Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.

Nicholas Botta	Vice Chairman of Pershing Square Capital Management, L.P.

Ben Hakim	President of Pershing Square Capital Management, L.P.

Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.

Halit Coussin	Chief Legal Officer and Chief Compliance Officer of Pershing Square Capital Management, L.P.